EXHIBIT 99.3

HBC selects Sprint Canada to provide voice, private data network and Internet connectivity for four more years

TORONTO, ON – June 2, 2004 – Sprint Canada Inc. and Hudson’s Bay Company (Hbc) today announced a four-year agreement through which Sprint Canada will continue to provide voice, data and Internet connectivity to all Bay, Zellers and Home Outfitters stores nation-wide. Sprint Canada has been an Hbc telecommunications provider since 2001.

In addition to providing long distance, toll free, audio conferencing and automated integrated voice response services for Hbc, under the new agreement, Sprint Canada will also provide its IP Enabled Solutions to allow Hbc to introduce new high-bandwidth applications into its store locations. IP Enabled Solutions will allow Hbc to connect all sites through Sprint Canada’s private network-based VPN (virtual private network) to provide reliable and cost-effective connectivity regardless of access types, as some Hbc locations use digital subscriber line technology while others connect via frame relay.

“We were ready to upgrade to an IP based network to meet our growing needs, but at the same time we require a high level of reliability to support our mission-critical applications. And of course, cost-effectiveness is always a priority,” said Gary Davenport, vice president and chief information officer, Hudson’s Bay Company. “Sprint Canada’s IP Enabled Solutions offers us the flexibility we need to build a future-ready data network without incurring unnecessary costs. And, based on our relationship with Sprint Canada over the past three years, we trust in their technology and in their service. We are confident that Sprint Canada can continue to meet our needs.”

Added Greg McCamus, president, Sprint Canada Business Solutions, “The any-to-any connectivity of our IP Enabled Solutions will allow Hbc to link all their sites over one seamless and efficient network. This will enable the company to improve network efficiencies and introduce new high-bandwidth applications. We are very pleased to renew our business with Hbc and look forward to working together over the next four years to continue to serve their communications needs.”

Sprint Canada launched its IP Enabled Solutions in September 2003. The new technology, developed in partnership with CoSine Communications of Redwood City, California, is designed to allow businesses to easily establish new IP based networks or transition existing networks to IP based services without additional capital outlay. IP Enabled Solutions offers highly reliable and secure connectivity. The service also provides the opportunity for ongoing cost savings and more efficient management of resources, enabling businesses to more effectively re-deploy their information technology resources.

IP Enabled Solutions complements Sprint Canada’s portfolio of voice, enhanced voice, data and IP services for businesses of all sizes. Sprint Canada is the only Canadian telecommunications company that can provide a seamless North American network under one brand, through its partnership with Sprint, a global integrated communications provider widely recognized for developing, engineering and deploying state-of-the-art network technologies.

Businesses that want to learn more about Sprint Canada IP Enabled Solutions can call
1-866-842-3433 or visit www.sprint.ca/ip

About Sprint Canada

Sprint Canada Inc., a wholly owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

About Hudson’s Bay Company

Hudson’s Bay Company, established in 1670, is Canada’s largest department store retailer and oldest corporation. The Company provides Canadians with the widest selection of goods and services available through retail channels including more than 500 stores led by the Bay, Zellers and Home Outfitters chains. Hudson’s Bay Company is one of Canada’s largest employers with 70,000 Associates and has operations in every province in Canada. Hudson’s Bay Company’s common shares trade on The Toronto Stock Exchange under the symbol “HBC”.

CONTACT:
Deb Trouten	Katherine Raso
Corporate Communications	Hudson’s Bay Company
16-574-8031	416-861-4432
dtrouten@sprint.ca	katherine.raso@hbc.com